June 30, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Folake Ayoola

Re:	Starboard Value Acquisition Corp.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed June 14, 2021

File No. 001-39496

Dear Ms. Ayoola:

On behalf of Starboard Value Acquisition Corp. (the “Company”), reference is made to the letter dated June 25, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced preliminary proxy statement (the “Preliminary Proxy”). Separately today, the Company has submitted to the Commission Amendment No. 2 to the Preliminary Proxy (“Amendment No. 2”) through EDGAR in response to the Staff’s comment. Amendment No. 2 has been marked to indicate changes from the Preliminary Proxy.

For your convenience, we have set forth below the Staff’s comment as set forth in the Comment Letter, followed by the Company’s response thereto (including page references to Amendment No. 2, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Amendment No. 1 to Preliminary Proxy Statement filed on June 14, 2021

Questions and Answers About the Proposals for SVAC Stockholders

What interests do the Sponsor and our current officers and directors have in the Business Combination?, page 12

1.

Please revise to quantify the aggregate dollar amount of what the sponsor and its affiliates as well as the company’s officers and directors have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 13, 35, 125 and 173 of Amendment No. 2.

Do I have redemption rights?, page 13

2.

We note that your sponsor and officers and directors have agreed to waive their redemption rights with respect to any shares of common stock held by them in connection with the completion of the Business Combination. To the extent applicable, please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page, in the notice of special meeting and on pages 14 and 159 of Amendment No. 2.

What happens if a substantial number of the public stockholders vote in favor of the Business Combination Proposal..., page 14

3.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Separately, where applicable, please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 15 through 17 of Amendment No. 2.

4.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Please revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 17 and 18 of Amendment No. 2.

If I am a warrant holder, can I exercise redemption rights with respect to my warrants?, page 15

5.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 19 of Amendment No. 2.

Summary of the Proxy Statement

Impact of the Business Combination on SVAC’s Ownership, page 32

6.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 9, 36-37 and 126 of Amendment No. 2.

Risk Factors, page 44

7.

Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has added a risk factor on page 69 of Amendment No. 2.

Risks Related to SVAC and the Business Combination

Our Sponsor and certain of our directors and officers hold all of our founder shares and private placement warrants, page 64

8.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 69 of Amendment No. 2.

We may redeem the unexpired redeemable warrants prior to their exercise at a time that is disadvantageous to warrant holders, page 69

9.

Please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Additionally, where applicable, clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 75 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information, page 83

10.

We note your revised disclosures in response to prior comment 6. Please further revise to show the impact on the pro forma financials or affected amounts within such financials should more than 20,446,149 public shares be redeemed. Refer to Article 11-02(a)(10) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 43, 90 and 96 of Amendment No. 2 to summarize, in tabular format, the impact to the pro forma financial statement captions if the public stockholders redeem 100% of the public shares.

11.	Please tell us what is meant by “minimum aggregate Business Combination proceeds” and revise to provide quantified information regarding this condition. Similarly,

throughout the filing you refer to the “minimum cash condition” for the closing. Please revise to ensure that this amount is clearly quantified both here and elsewhere where it is discussed.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the terms “minimum aggregate Business Combination proceeds” and “minimum cash condition” were used interchangeably. Both terms were used to refer to the amount of proceeds that would be sufficient to satisfy the minimum cash condition contained in the Merger Agreement, which requires that the Company have at least $550,000,000 in available cash immediately prior to the effective time of the First Merger contemplated by the Merger Agreement. In response to the Staff’s comment, the Company has revised its disclosure on pages 25, 43 and 89 of Amendment No. 2 to replace the term “minimum aggregate Business Combination proceeds” with the term “Minimum Cash Condition” and to quantify the cash required to satisfy the minimum cash condition.

PROPOSAL NUMBER 1 THE BUSINESS COMBINATION PROPOSAL

Background of the Business Combination, page 104

12.

We note your revision in response to our prior comment 10. Please further revise to discuss how the merger consideration and post-combination ownership structure and percentages were determined. Additionally, with respect to the PIPE transaction, please discuss the negotiation and marketing processes, including which party selected the PIPE investors; what relationships, if any, the PIPE investors have with the SPAC, the sponsors, the target and its affiliates, and the placement agent; and how the terms of the PIPE transactions were determined. Finally, please tell us whether there were any valuations or other material information about the SPAC, the target, or the de-SPAC transaction provided to potential PIPE investors that have not been disclosed publicly.

Response: In response to the Staff’s comment regarding the determination of the merger consideration and post- combination ownership structure and percentages, the Company has revised its disclosure on page 112 of Amendment No. 2. In response to the Staff’s comment regarding the PIPE transaction, the Company has revised its disclosure on pages 113 - 115 of Amendment No. 2.

Summary of SVAC Financial Analysis

Comparable Company Analysis, page 116

13.

We note your revisions in response to prior comment 12. Further revise to provide additional data such as the high, low and, if calculated, median and mean values and growth and discount rates for the comparable companies, as applicable. In this regard, we note your disclosure that “the subset of companies listed... that are U.S. data center companies... traded at an average EV / 2021E EBITDA multiple of greater than 20.0x, with all the companies trading at multiples above 15.6x.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 122 of Amendment No. 2 and also respectfully advises the Staff that discount rates were not considered by the Company as part of its comparable company analysis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Operational and Business Metrics, page 193

14.

We note your response to prior comment 17. As previously requested, tell us and revise to disclose whether MRR is measured at a point in time (e.g. last month of the period) or whether it represents an average for a particular period (e.g. average MRR for fiscal year). Also, revise to disclose how MRR is calculated and ensure you address how the calculation is impacted by the fact that colocation fees generally have a contract term of up to three years whereas interconnection service contracts are generally month-to-month. Lastly, disclose the MRR for each period presented.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that MRR is measured at a point in time, namely the end of any given month for which such MRR is calculated. In response to the Staff’s comment, the Company has revised its disclosure on page 201 of Amendment No. 2 to disclose how MRR is calculated, including how the calculation is impacted by the fact that colocation fees generally have a contract term of up to three years whereas interconnection service contracts are generally month-to-month. The Company has also added disclosure on page 201 of Amendment No. 2 to disclose the MRR as of the last day of each annual period presented.

15.

We note your response to comment 18 and it is still unclear how bookings is calculated and what it represents. You disclose that bookings is the increase in MRR divided by the term of the contract (months) and is calculated at contract execution. You had previously disclosed that MRR is calculated as the total contract value / term of the contract (months). As MRR is measured in months, please explain why the change in MRR would be divided again by the term of the contract in months to arrive at bookings. Further, explain how bookings is the increase in MRR measured at contract execution. If MRR is measured at contract execution, explain what it is measured against to determine if there is an increase or decrease. Lastly, explain further what this measure represents. In this regard, bookings was $2.3 million as of March 31, 2021. Tell us and revise to explain whether this means total MRR as of March 31, 2021 was $2.3 million more than total MRR as of December 31, 2020, or explain.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 201 of Amendment No. 2 to clarify the definition of “bookings” and to provide further explanation as to what this measure represents. The Company respectfully advises the Staff that “bookings” alone does not result in an increase in MRR. As reflected in the revised text on page 202 of Amendment No. 2, bookings is considered together with churn to determine the change in MRR after considering new and increased service contracts as well as customer terminations and service reductions. Therefore, in the Staff’s example, bookings of $2.3 million as of March 31, 2021 do not directly translate into additional MRR of additional $2.3 million; the change to MRR would result from a combination of both the addition of revenue through bookings and the reduction of revenue through churn.

16.

You disclose churn is the decrease in MRR. Please revise to explain this further as it unclear how churn is calculated, what it represents and how it relates to bookings. If churn is the decrease in MRR, explain when this measurement is taken and how it relates to bookings, which appears to be the increase in MRR. Further, we note churn was $1.8 million of March 31, 2021. Please tell us and revise to disclose whether this means that MRR as of March 31, 2021 was $1.8 million less than MRR as of December 31, 2020 and, if so, how that relates to bookings, which appears to show an increase in MRR over the same period of $2.3 million. If this is not what churn or the $1.8 million represents, tell us and revise to explain what it means.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 202 of Amendment No. 2 to clarify the definition of “churn” and to provide further explanation as to what this measure represents. The Company respectfully advises the Staff that “churn” alone does not result in a decrease in MRR. As reflected in the revised text on page 202 of Amendment No. 2, churn service is considered together with bookings to determine the change in MRR after considering new and increased service contracts as well as terminations and reductions.

Key Components of Operating Results, page 194

17.

We note your response to prior comment 21. Please expand your disclosures to incorporate this information and briefly describe the interconnection services, how they relate to the colocation services as well as note the percentage of revenue generated from the interconnection services each period presented.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 201 and 202 of Amendment No. 2

Notes to Unaudited Condensed Consolidated Financial Statements

Note 5. Revenue

Remaining Performance Obligations, page F-61

18.

Your disclosures indicate that remaining performance obligations do not include variable consideration related to unsatisfied performance obligations or any contract that could be terminated without any significant penalties. Based on your response to prior comment 21, it appears that such amounts comprise a small portion of your total revenue; however, your remaining performance obligations are much lower than revenue generated for any of the periods presented. Please explain to us and revise your disclosures as necessary to describe your obligations under the various contracts including your colocation contracts, which you disclose can have a contract term of up to three years.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that under Cyxtera’s colocation contracts, Cyxtera agrees to provide customers with space and power through fixed duration contracts (typically 3 years). Under these arrangements, Cyxtera bills customers on a monthly basis. Under Cyxtera’s interconnection agreements, Cyxtera provides customers the ability to establish connections to their network service providers and business partners. Interconnection services are offered on month-to-month contract terms and generate recurring revenue. Cyxtera’s remaining performance obligations under its colocation agreements represent contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized in future periods. The remaining performance obligations do not include estimates of variable consideration related to unsatisfied performance obligations, such as the usage of metered power, or any contracts that could be terminated without significant penalties. The Company respectfully advises the Staff that Cyxtera has revised its disclosure on page F-61 to include this clarification.

In addition, the Company respectfully advises the Staff that Cyxtera’s colocation revenue that cannot be terminated without being subject to significant penalties is generally over 80% of Cyxtera’s total revenue and is generally billed monthly. Since such amounts are the majority of the disclosed recurring revenue in Cyxtera’s unaudited condensed consolidated financial statements, Cyxtera believes such information qualitatively provides the users of the financial statements with disclosure of the annual aggregate unrecognized level of revenues expected to recur in future periods. However, Cyxtera has advised us that it will include disclosure of the aggregate amount of colocation revenue related to Cyxtera’s remaining performance obligations in future filings.

* * * * *

Please do not hesitate to contact the undersigned at 212-872-1053, with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Alice Hsu
Alice Hsu

cc: Martin D. McNulty, Jr., Starboard Value Acquisition Corp.

Victor Semah, Cyxtera Technologies, Inc.

Erika Weinberg, Latham & Watkins LLP